Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

NervGen Pharma Corp. (“NervGen” or the “Company”)

112-970 Burrard Street

Unit 1290

Vancouver, BC V6Z 2R4

Item 2:	Date of Material Change

May 21, 2026

Item 3:	News Release

A news release announcing the material change was disseminated on May 21, 2026 through Newsfile Corp’s distribution network, and a copy was subsequently filed on NervGen’s SEDAR+ profile at www.sedarplus.ca.

Item 4:	Summary of Material Change

On May 21, 2026 the Company announced the pricing of an underwritten public offering (the “Offering”) of 24,000,000 common shares of the Company (the “Common Shares”) and accompanying warrants to purchase up to 24,000,000 Common Shares (the “Warrants”). The Common Shares are being sold at a public offering price of US$2.50 per Common Share and Warrant (the “Offering Price”). Each Warrant has an exercise price of US$3.68 per Common Share, and will be immediately exercisable from the date of issuance, and will expire five years from the date of issuance.

The gross proceeds from the Offering, before deducting underwriting discounts and commissions and offering expenses and excluding any proceeds from the exercise of the Warrants, is approximately US$60.0 million.

Item 5.1:	Full Description of Material Change

On May 21, 2026, the Company announced the pricing of the Offering of 24,000,000 Common Shares and Warrants at the Offering Price. Each Warrant has an exercise price of US$3.68 per Common Share, and will be immediately exercisable from the date of issuance, and will expire five years from the date of issuance

The gross proceeds from the Offering, before deducting the underwriting discounts and commissions and offering expenses and excluding any proceeds from the exercise of the Warrants, is approximately US$60.0 million.

Leerink Partners LLC and TD Securities (USA) LLC acted as joint bookrunning managers for the Offering.

NervGen intends to use the net proceeds from the Offering, together with its existing cash and cash equivalents, to advance NVG-291 through clinical studies and for general corporate and working capital purposes.

PFP Biosciences Holdings LLC ("PFP Biosciences"), an insider of the Company, participated in the Offering. Such participation constitutes a "related party transaction" as defined under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") and TSX Venture Exchange Policy 5.9. The Company is exempt from the formal valuation requirement and minority shareholder approval requirement pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101, respectively, as the fair market value of the securities to be issued to PFP Biosciences and the consideration paid by PFP Biosciences does not exceed 25% of the Company's market capitalization.

Prior to the Offering, PFP Biosciences owned and controlled 14,688,673 Common Shares, representing 17.87% of the issued and outstanding Common Shares and 7,344,335 Warrants.

Immediately following the Offering, PFP Biosciences owned and controlled 15,488,673 Common Shares, representing 14.58% of the issued and outstanding Common Shares, and 8,144,335 Warrants. The Warrants held by PFP Biosciences contain a restriction on exercise of the Warrants that limits the holder thereof from owning more than 19.99% of the Common Shares of the Company.

PFP Biosciences acquired the Common Shares and Warrants for investment purposes and may acquire or dispose of securities of the company in the future in accordance with applicable securities laws.

The Offering was approved by the board of directors of the Company and a pricing committee of the board of directors, and no materially contrary view was expressed nor was there any material disagreement in the approval process adopted by the directors. The Company did not file a material change report more than 21 days before the expected closing of the Offering as the details of the Offering and the participation therein by PFP Biosciences was not settled until shortly prior to closing of the Offering and the Company wished to close on an expedited basis for sound business reasons.

Item 5.2:	Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Keith Vendola, Chief Financial Officer

112-970 Burrard Street

Unit 1290

Vancouver, BC V6Z 2R4

Item 9:	Date of Report

June 1, 2026